UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
ALEXZA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Shares, Par Value $0.0001 Per Share
With an Exercise Price Equal to or Greater than $2.37 Per Share
(Title of Class of Securities)
015384100
(CUSIP Number of Class of Securities)
Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California 94043
(650) 944-7000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
James C.T. Linfield
Brent D. Fassett
Cooley LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021
(720) 566-4000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,214,339.00	$140.98

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for replacement option grants and cancelled pursuant to this offer. These option grants covered an aggregate of 2,824,044 shares of the issuer’s common stock and had an aggregate value of $1,214,339.00, calculated using the Black-Scholes-Merton option-pricing model, as of January 19, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $140.98	Filing Party: Alexza Pharmaceuticals, Inc.
Form or Registration Number: SC TO-I (005-82505)	Date Filed: January 21, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 21, 2011 (the “Schedule TO”) in connection with the offer by Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), to certain option holders to exchange certain outstanding options to purchase shares of Alexza’s common stock with an exercise price equal to or greater than $2.37 per share for replacement options to purchase a reduced number of shares of Alexza’s common stock.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(J)	Form of Option Exchange Program Decision Modeler.

(a)(1)(K)	Form of E-Mail Announcement from Option Exchange Administrator regarding Form of Option Exchange Program Decision Modeler.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2011

Alexza Pharmaceuticals, Inc.
By:	/s/ August J. Moretti
August J. Moretti
Senior Vice President, Chief Financial Officer, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2011.*

(a)(1)(B)	Stock Option Exchange Frequently Asked Questions.*

(a)(1)(C)	Option Exchange Website Screenshots.*

(a)(1)(D)	Form of Paper Election/Withdrawal Form Mailed to Employees Who Cannot Access the Option Exchange Website.*

(a)(1)(E)	Form of Confirmation E-Mail.*

(a)(1)(F)	Form of E-Mail Announcement from Thomas B. King.*

(a)(1)(G)	Form of E-Mail Announcement from Option Exchange Administrator.*

(a)(1)(H)	Form of Reminder E-Mail.*

(a)(1)(I)	Stock Option Exchange Program Informational Presentation.*

(a)(1)(J)	Form of Option Exchange Program Decision Modeler.

(a)(1)(K)	Form of E-Mail Announcement from Option Exchange Administrator regarding Form of Option Exchange Program Decision Modeler.

(b)	Not applicable.

(d)(1)	2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on May 30, 2008 and incorporated herein by reference.*

(d)(2)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(3)	Form of Notice of Grant of Award and Stock Unit Award Agreement to 2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 10, 2009 and incorporated herein by reference.*

(d)(4)	2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(5)	Amendment to 2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2010 and incorporated herein by reference.*

(d)(6)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(7)	2005 Employee Stock Purchase Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(8)	2009-2010 Performance Based Incentive Program, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on February 24, 2009 and incorporated herein by reference.*

(d)(9)	Form of Offering Document to 2005 Employee Stock Purchase Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(10)	Form of Change of Control Agreement, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 10, 2009 and incorporated herein by reference.*

(d)(11)	Form of Amendment to Change of Control Agreement, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on August 5, 2009 and incorporated herein by reference.*

(d)(12)	Second Amended and Restated Investors’ Rights Agreement between Alexza and certain holders of Preferred Stock dated November 5, 2004, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(13)	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated

Exhibit
Number	Description
March 20, 2002, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(14)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(15)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(16)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.*

(d)(17)	Stock and Warrant Purchase Agreement between Alexza and Biomedical Investment Fund Pte Ltd., dated March 26, 2008, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.*

(d)(18)	Warrant to Purchase shares of Common Stock issued to Biomedical Investment Fund Pte Ltd. dated March 27, 2008, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.*

(d)(19)	Amended and Restated Purchase Option Agreement by and among Alexza, Symphony Allegro Holdings LLC and Symphony Allegro, Inc. dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.*

(d)(20)	Warrant Purchase Agreement between Alexza and Symphony Allegro Holdings LLC dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.*

(d)(21)	Amended and Restated Registration Rights Agreement between Alexza and Symphony Allegro Holdings LLC dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.*

(d)(22)	Form of Warrants to Purchase Shares of Common Stock, dated August 26, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 26, 2009 and incorporated herein by reference.*

(d)(23)	Letter Agreement among Alexza, Symphony Allegro Holdings LLC, Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC, dated August 26, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 26, 2009 and incorporated herein by reference.*

(d)(24)	Securities Purchase Agreement by and among Alexza and the purchasers identified therein, dated September 29, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on September 30, 2009 and incorporated herein by reference.*

(d)(25)	Form of Warrants to Purchase shares of Common Stock, dated October 5, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on September 30, 2009 and incorporated herein by reference.*

(d)(26)	Loan and Security Agreement between Alexza and Hercules Technology Growth Capital, Inc. dated May 4, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.*

(d)(27)	Amendment No. 1 to Loan and Security Agreement dated September 20, 2010 by and between Alexza and Hercules Technology Growth Capital, Inc., filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2010 and incorporated herein by reference.*

(d)(28)	Warrant issued by Alexza to Hercules Technology Growth Capital, Inc. dated May 4, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.*

(d)(29)	Common Stock Purchase Agreement between Alexza and Azimuth Opportunity Ltd. dated May 26, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.*

Exhibit
Number	Description
(d)(30)	Promissory Note issued by Alexza to Autoliv ASP, Inc. dated June 30, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.*

(d)(31)	Form of RSU Agreement between Alexza and each of Thomas B. King, August J. Moretti, James V. Casella and Michael J. Simms dated May 19, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q/A as filed with the SEC on July 28, 2010 and incorporated herein by reference.*

(d)(32)	Form of Warrant to Purchase Shares of Common Stock, dated August 10, 2010, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 5, 2010 and incorporated herein by reference.*

(d)(33)	Offer Letter between Alexza and Michael Simms, dated January 23, 2008, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.*

(d)(34)	Form of Director/Officer Indemnification Agreement entered into between Alexza and each of its directors and officers, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on July 14, 2008 and incorporated herein by reference.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed